# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Rebel Holdings Inc., CIK 0001648087
CUSIP: 02919L307
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5115 Maryland Way, Suite 303, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001493152-24-033201
Filed by CIK 0001801210
Persons authorized to receive notices and communications: Louis Taubman, Esq., 950 Third Avenue, 19th Floor, New York, New York (NY), 10022, (917) 512-0827

## Reporting persons
- Kingdom Building, Inc. (CIK 0001801210): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 187,384; shared voting power 0; sole dispositive power 187,384; shared dispositive power 0; aggregate amount beneficially owned 187,384 (3.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: American Rebel Holdings Inc.
Address of issuer's principal executive offices: 5115 Maryland Way, Suite 303, Brentwood, Tennessee (TN), 37027

## Item 2. Identity and Background
Name of person filing: Kingdom Building, Inc.
Residence or business address: 572 Hidden Ridge Court, Encinitas, California, 92024
Present principal occupation or employment: Edward Haberfield and Danielle Haberfield, Trustees of The Haberfield Family Trust dated May 17, 2017, own 100% equity interest in KBI. As co-trustees, Edward Haberfield and Danielle Haberfield share voting control over the shares of the Issuer held by KBI. Edward Haberfield is the CEO and Chairman of the Reporting Person, 572 Hidden Ridge Court, Encinitas, California, 92024. The principal business of the Reporting Person is investments.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor its executive officers and directors named in subparagraph (c), above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor its executive officers and directors named in subparagraph (c), above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Haberfield and Mrs. Haberfield are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: 35,000 shares of Preferred Stock were issued pursuant to a Settlement Agreement on October 1, 2024, by and between the Reporting Person and the Issuer. 53,334 shares of Preferred Stock were issued pursuant to a Consulting Agreement dated May 24th, 2024, by and between the Reporting Person and the Issuer. On February 10, 2025, the Reporting Person converted the Preferred Stock into Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of this Schedule 13D is amended by adding the following: The Reporting Person is filing this Amendment No. 6 to include conversions of the Reporting Persons Preferred Stock holdings into Common Stock of the Issuer and acquisitions of Preferred Stock. Additionally, this Amendment No. 6 is amending a misstated figure in Amendment No. 5. In Amendment No. 5 the Reporting Person overstated his potential holdings under the OID Note; as disclosed in Amendment No. 5, the OID Note is not convertible into 43,000 shares of Preferred Stock and 215,000 shares of Common Stock. This figure is the reserve amount contained within the OID Note and should state 14,333 shares of Preferred Stock and 71,667 shares of Common Stock, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 22, 2025, the Reporting Person owned 100,104 shares of Common Stock and 17,456 shares of Preferred Stock, which can be converted into 87,280 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: On February 10, 2025, the Reporting Person converted 88,334 shares of Series D Convertible Preferred Stock into 441,670 shares of Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 15, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person received the Preferred Stock pursuant to a Settlement Agreement dated October 1, 2024, by and between the Reporting Person and the Issuer, and a Consulting Agreement dated May 24th, 2024, by and between the Reporting Person and the Issuer.

## Signatures
- Kingdom Building, Inc.: /s/ Edward Haberfield, CEO (04/30/2025)